                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934

                              Cycomm International, Inc.
                                   (Name of Issuer)

                              Common Stock, no par value
                            (Title of Class of Securities)

                                      23255B208
                                    (CUSIP Number)

                      Steven J. Rosard, Senior Corporate Counsel
                             Safeguard Scientifics, Inc.
          800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                                    (610) 293-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    March 21, 1996
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    XL Vision, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)       / /
                                                                (b)       / /
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                    / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7.   SOLE VOTING POWER
         1,300,000 (assuming exercise of 500,000 warrants and conversion of 15,000 shares of Series A Convertible Redeemable Preferred Stock)

    8.   SHARED VOTING POWER
         None

    9.   SOLE DISPOSITIVE POWER
         Same as #8 above

    10.  SHARED DISPOSITIVE POWER
         None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Same as #8 above

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.5%

14. TYPE OF REPORTING PERSON*
    CO

ITEM 1.  SECURITY AND ISSUER

    The title of the class of equity securities to which this Schedule 13D relates is Common Stock, no par value per share, of Cycomm International, Inc. (hereinafter referred to as the "Common Shares"). The name and address of the issuer of the Shares is Cycomm International, Inc., 1420 Springhill Road, McLean, Virginia 22102 (hereinafter referred to as the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

    The Reporting Person is XL Vision, Inc., a corporation organized under the laws of Delaware. The Reporting Person's principal business is the development of front-end applications for the electronic imaging industry. The Reporting Person's principal business and principal office are at 10305 102nd Terrace, Sebastian, FL 32958. Set forth in Schedule I hereto is the information required by Item 2 of Schedule 13D about the identity and background of the Reporting Person's directors and executive officers.

    During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of its officers, directors, partners and controlling persons identified in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person and the officers and directors of the Reporting Person are United States citizens, except where otherwise indicated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to the terms of a Stock Purchase Agreement dated March 21, 1996 (the "Agreement") by and among Reporting Person, XL Computing Corporation and Issuer, Issuer issued 30,000 shares of Series A Convertible Redeemable Preferred Stock ("Series A Shares")with an aggregate stated value of $3,000,000, and immediately exercisable warrants to purchase 500,000 Common Shares at an exercise price of $3.75 per Common Share, for an aggregate exercise price of $1,875,000 (the "Warrants") to Reporting Person as partial consideration for the sale to Issuer by Reporting Person of 100% of the stock of its subsidiary, XL Computing Corporation. The Reporting Person has the option of paying the exercise price of the Warrants either in cash, in Series A Shares, Common Shares, or by surrender of Warrants. The

Reporting Person has not determined how it would pay the exercise price, so no information can be given at the time of this filing on the source of the exercise price. The Warrants may be exercised in whole or in part any time through March 20, 1999. The Series A Shares were convertible by the Reporting Person at any time into an aggregate of 800,000 Common Shares. The Reporting Person has converted 15,000 Series A Shares into 400,000 Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION

    On March 21, 1996, the Issuer, Reporting Person and XL Computing Corporation completed a transaction (the "Transaction") which involved, among other things, the issuance by the Issuer of the Series A Shares and Warrant described in Item 3 above to Reporting Person as partial consideration for the sale to Issuer by Reporting Person of 100% of the stock of its subsidiary, XL Computing Corporation.

    The Reporting Person acquired the Series A Shares and Warrant as an investment in connection with the completion of the Transaction described in the preceding paragraph. Upon the conversion of its Series A Shares, Reporting Person intends to request that a person to be designated by it be nominated by Issuer for election to Issuer's Board of Directors, and Issuer has advised Reporting Person that it would be receptive to such a request.

    Although the Reporting Person has no current intention to do so, the Reporting Person may, from time to time, determine to purchase additional Common Shares of the Issuer on the open market, in negotiated transactions, or otherwise. As set forth in Item 6 below, the Reporting Person has been granted registration rights which it intends to exercise in the near future to sell the Common Shares that it may acquire upon exercise of the Warrants and conversion of the Series A Shares. However, it is uncertain how many Shares, if any, will be sold over the next two years as the timing and amount of actual sales will depend upon market conditions.

    In connection with the issuance of the Series A Shares, Issuer amended its Certificate of Incorporation to designate 30,000 shares of Series A Preferred Stock, with the following rights, powers and preferences.

    1. Cumulative dividends accruing semi-annually at the rate of 8% per annum, payable when and as declared by the Board of Directors.

    2. Restriction against issuing additional shares of preferred stock with senior dividend rights.

    3. Restriction against payment of dividends or distributions on common stock or preferred stock with junior dividend rights, or repurchase of shares of common stock or junior preferred stock, unless all accrued dividends on the Series A Preferred Stock have been paid.

    4.   No voting rights except as follows:

         a. Each Series A Share will be entitled to one vote for each Common Share into which the Series A Shares are convertible, voting together with the Common Shares, during any time when any accrued dividends are 60 days or more in arrears.

         b. The Series A Preferred Stock shall vote as a separate class on any action which would:

              (i) increase the authorized Series A Shares or change the terms of the Series A Preferred Stock, or

              (ii) reclassify the shares of common stock or any junior preferred stock into shares of Series A Preferred Stock or any other series of Preferred Stock ranking senior to or on parity with the Series A Preferred Stock.

    5. Issuer may redeem any or all of the Series A Shares at any time on 30 days notice for $100 per share.

    6. A holder may convert its Series A Shares into Common Shares. Each Series A Share has a conversion value of $100, and may be converted into Common Shares at a conversion price of $3.75 per Common Share. The conversion price will be adjusted in the event of a stock dividend or stock split affecting the Common Stock, or certain other transactions affecting the Common Stock.

    7. At any time after March 21, 1999, the holder may convert all, but not less than all, of the Series A Shares into shares of common stock of XL Computing Corporation at their then fair value.

    8. Liquidation preference equal to $100 per Series A Shares plus all accrued, unpaid dividends. Issuer may not issue any shares of preferred stock senior in liquidation preference to the Series A Preferred Stock.

    Except as described herein, the Reporting Person has no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

    The table below sets forth the aggregate number of Common Shares and percentage of the Issuer's outstanding Shares beneficially owned by Reporting Person and by each executive officer, director, partner and controlling person, if any, of that Reporting Person named in Schedule I hereto. Except as otherwise noted, each person listed has sole voting and dispositive power over all Common Shares listed opposite his or its name. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any Common Shares of the Issuer.

    No person named in Schedule I hereto has consummated any transaction in the Issuer's Common Shares during the past sixty days other than as set forth herein.

                                 Number of                 Percentage of
                               Common Shares                Outstanding
 Name of Person              Beneficially Owned            Common Shares
----------------------      ----------------------        -----------------

XL Vision, Inc.(1)               1,300,000                     16.5%

(1) Includes 500,000 Common Shares issuable upon the exercise of Warrants and 400,000 Common Shares issuable upon conversion of the outstanding Series A Shares.

     On September 16, 1996, Mr. John Scott, an officer and director of Reporting Person, sold 5.100 Shares and 900 Shares at $4.625 and $4.688, respectively.

TEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Agreement, Reporting Person was granted immediately exercisable registration rights obligating the Issuer to register the Common Shares issuable upon the exercise of the Warrants and conversion of the Series A Shares held by Reporting Person (collectively, the "Registrable Shares"). The Agreement provides that, at the request of the Reporting Person, the Issuer will, at its expense, register the Registrable Shares for sale. Reporting Person will also be entitled to "Piggyback" on the Issuer's registrations of its Common Shares. In connection with such registrations, the Issuer and Reporting Person will mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Stock Purchase Agreement dated as of March 21, 1996

                                      SIGNATURES

    After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 28, 1996                     XL Vision, Inc.




                                            By: /s/ Gregory W. Haskell
                                                --------------------------------
                                                Gregory W. Haskell, COO

                                      SCHEDULE I
                 DIRECTORS AND EXECUTIVE OFFICERS OF XL VISION, INC.

EXECUTIVE OFFICERS*
------------------
NAME                    BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                    ----------------              --------------------
John S. Scott, Ph.D.    XL Vision, Inc.               President and CEO
                        10305 102nd Terrace
                        Sebastian, FL 32958

Gregory W. Haskell      XL Vision, Inc.               Chief Operating Officer
                        10305 102nd Terrace
                        Sebastian, FL 32958

David Szostak           XL Vision, Inc.               Chief Financial Officer
                        10305 102nd Terrace
                        Sebastian, FL 32958

James B. Willmann       XL Vision, Inc.               Executive Vice President
                        10305 102nd Terrace
                        Sebastian, FL 32958

James E. Wellman        XL Vision, Inc.               Vice President,
                        10305 102nd Terrace           Administration
                        Sebastian, FL 32958

DIRECTORS*
---------
Walter B. Buckley       Internet Capital Group, Inc.  President and CEO,
                        800 The Safeguard Building    Internet Capital Group
                        435 Devon Park Drive
                        Wayne, PA 19087

Gregory W. Haskell      Same as above                 Same as above

David Holveck           Centocor, Inc.                President and CEO,
                        200 Great Valley Parkway      Centocor
                        Malvern, PA 19355

W. L. Hooten            13333 Glen Taylor Lane        President, Qcorp
                        Herndon, VA 22071

John W. Poduska, Sr.    Advanced Visual Systems, Inc. Chairman of the Board,
                        300 Fifth Avenue              Advanced Visual Systems
                        Waltham, MA 02154

Charles A. Root         Safeguard Scientifics, Inc.   Executive Vice President,
                        800 The Safeguard Building    Safeguard Scientifics
                        435 Devon Park Drive
                        Wayne, PA 19087

John S. Scott           Same as above                 Same as above

Jean C. Tempel          c/o Safeguard Scientifics,    Consultant
                        Inc.
                        10 Post Office Square
                        Boston, MA 02109

James B. Willman        Same as above                 Same as above

---------

*All Executive Officers and Directors are U. S. citizens.

                                    EXHIBIT INDEX

EXHIBIT       TITLE
-------       -----

Exhibit A     Stock Purchase Agreement dated as of March 21, 1996

                                                          EXHIBIT A


                               STOCK PURCHASE AGREEMENT


    THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and effective as of this 15th day of March, 1996, among and between XL VISION, INC., a Delaware corporation (the "Seller"), and CYCOMM INTERNATIONAL INC., a Wyoming corporation (the "Purchaser"), and XL COMPUTING CORPORATION, a Delaware corporation (the "Company").


                                      RECITALS:

    WHEREAS, Seller is the sole and exclusive owner, free and clear of any adverse claim of all of the issued and outstanding shares of capital stock of the Company (the "Shares").

    WHEREAS, the Company is, INTER ALIA, engaged in the design, manufacturing, sale and support of secure, ruggedized computer products and related products and services thereto (the "Business");

    WHEREAS, Seller desires to sell the Shares and the Business to Purchaser and Purchaser desires to purchase the Shares and the Business from Seller at the price and upon the terms and conditions hereinafter set forth.


                                W I T N E S S E T H:

    NOW, THEREFORE, in consideration of the foregoing and the mutual agreements of the parties and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties, intending to be bound legally, hereby agree as follows:


    1. RECITALS. The foregoing Recitals to this Agreement are incorporated in and made a part of this Agreement.

    2. SALE AND PURCHASE. On the basis of the representations, warranties and agreements contained herein and subject to and upon the terms and conditions hereof, Seller will sell, transfer, convey, assign and deliver to Purchaser, and Purchaser will purchase, at the Closing (as hereinafter defined), the Shares owned or held by Seller.

    Seller shall deliver to Purchaser on the Closing Date the originals and all copies of all materials related to the Company, except as provided herein, and neither Seller nor any director, officer, employee or affiliate of Seller shall retain any copies of such material after the Closing Date; provided however that the Seller shall have access to such materials as is reasonably necessary to prepare its tax returns and defend its rights hereunder.

    3.  PURCHASE PRICE; LIABILITIES

         3.01 PURCHASE PRICE. In consideration of the sale, transfer, conveyance, assignment and delivery of the Shares by Seller to Purchaser, and in addition to the assumption of liabilities related thereto, Purchaser will, in full payment thereof, pay to Seller the sum of Five Million One Hundred Thirty-One Thousand Seven Hundred Eighty-Seven Dollars ($5,131,787), subject to adjustment as provided in Section 3.03 herein, and the Warrant, as defined (the "Purchase Price"); provided however that the Purchase Price shall not exceed $6,000,000.

         3.02 PAYMENT TERMS. At the Closing, and upon fulfillment of all conditions and all obligations of Seller at Closing, Purchaser shall deliver the Purchase Price to Seller as follows:

              (a)  $2,000,000, in immediately available funds;

              (b) $131,787, subject to adjustment as provided in Section 3.03 herein (the "Deferred Purchase Price") payable as follows:

                                                                     EXHIBIT "B"

                                   PROMISSORY NOTE


    In each case together with interest from March 21, 1996, at the rate of 7% per annum.

         DATE PAYABLE AND DUE                                     AMOUNT

             July 21,1996                                        $32,946.75
            August 21, 1996                                      $32,946.75
           September 21, 1996                                    $32,946.75
            October 21, 1996                                     $32,946.75

         Purchaser shall have the right to prepay all or any part of the Deferred Purchase Price at any time from time to time without penalty. Any such prepayment shall be applied in reduction of principal or payment of accrued interest as may be directed by the Maker.

         At the option of Seller, the unpaid Deferred Purchase Price, plus accrued interest, shall be accelerated and become immediately due and payable if any required payment under Section 3.02(b) is not made at the time the same shall become due and payable or if a default or event of default occurs under Section 6.08 of this Agreement. Upon such acceleration, interest shall continue to accrue on the unpaid balance until such balance is paid in full.


              (c) $3,000,000, in Series A Convertible Redeemable Preferred Stock, no par value, with such preferences and designations as set forth on Exhibit A ("Preferred Stock"); and

              (d) a Warrant to acquire up to 500,000 shares of Common Stock as set forth on Exhibit C ("Warrant").

         3.03 ADJUSTMENT OF PURCHASE PRICE. The Purchase Price shall be adjusted as follows:

              (a) Seller, as soon as practicable after Closing, shall prepare and present to Purchaser for review and comment an unaudited balance sheet of the Company at March 15, 1996, ("March 15 Balance Sheet");

              (b) Upon Purchaser's acceptance of the March Balance Sheet, the Deferred Purchase Price as provided in Section 3.02(b) shall be increased or decreased to the difference between the Net Asset Value as reflected in the March 15 Balance Sheet
                   ("Net Asset Value") and $3,131,787;

              (c) in the event the Net Asset Value is greater than $3,131,787, such amount shall be added, pro rata, to the four installment payments provided in the Deferred Purchase Price, provided however that if any installment would exceed $75,000 a month the excess shall be deferred to the subsequent month with the balance to be paid on December 31, 1996; and

              (d) In the event the Net Asset Value in less than $3,131,787, such amount shall be subtracted, pro rata, from the four installment payments provided in the Deferred Purchase Price, and any amount in excess of the Note shall be paid in cash.

         3.04 GROSS PROFIT UPLIFT ADJUSTMENT. The amount of the Deferred Purchase Price shall be further adjusted based on any difference between the final Gross Profit Uplift, as determined after 120 days after closing (the "Uplift Determination Period"), and the Gross Profit Uplift reflected on the March 15 Balance Sheet. The Gross Profit Uplift will be determined as follows:

Gross Profit Uplift = Actual Margin x (actual closing inventory - 12/31 inventory) - Actual Margin x Canceled Orders

Where: Actual Margin in the Gross Profit Margin realized by the Company during the Uplift Determination Period provided Company operates during the Uplift Determination Period in accordance with standard operating practices of Seller prior to the Closing, and excluding any overtime costs and quick delivery premiums.

Actual closing inventory to be reflected on the March 15 Balance Sheet. 12/31 inventory is $_______, which was the inventory as of 12/31/96 used to initially evaluate the Gross Profit Uplift.

Canceled Orders are any purchase order outstanding as of the Closing which are canceled for reasons on than the Company's negligence after Closing.

The Deferred Purchase Price, as adjusted, shall be reduced by an amount determined as follows:

    Reduction = (1 - Actual Margin) x Uncollected Receivables

Where Uncollected Receivables is any Receivables generated during the Uplift Determination Period from the fulfillment of purchase orders outstanding at Closing, which remain uncollected 210 days after Closing, provided the Company shall use commercially reasonable efforts to collect such Receivables. The amount of such reduction will not in any event exceed final Gross Profit Uplift. Any dispute in the amount of any adjustment to the Deferred Purchase Price under this Section 3.04 will be resolved as set forth in Section 3.05


         3.05 DISPUTE RESOLUTION. The Net Asset Value calculated by the Seller in the March 15 Balance Sheet shall be final and binding unless Purchaser objects to the calculation within 15 days. Seller shall provide Purchaser with full access to its books and records in order for Purchaser to review Seller's calculation. If Seller objects to the calculation within 15 days, then either party may, after another 15 days, demand that public accountants located in Florida to audit the calculation of the Net Asset Value. The determination of such accounting firm shall be final and binding on Seller and Purchaser. Seller and Purchaser shall share the fees and expenses of the accounting firm equally.

         3.06 ALLOCATION OF PURCHASE PRICE. In the event that any party hereto desires an allocation of the Purchase Price, then such allocation shall be determined by mutual agreement of the parties as soon as practicable after such request.

         3.07 LIABILITIES. At the Closing, Purchaser and the Company shall assume only those liabilities and obligations of the Business to be performed after the Closing date set forth on Schedule 3, reflected or provided for in the Financial Statements or arising in the ordinary course of business after the date of the Financial Statements. All other liabilities and obligations of the Business shall be retained or transferred to the Seller and satisfied in due course.

         3.08 OPINIONS OF COUNSEL. At the Closing, the Seller and Purchaser shall deliver opinions of their counsels substantially in the forms set forth on Exhibit F and G, respectively.

    4.   REPRESENTATIONS AND WARRANTIES OF SELLER AND COMPANY.

    Except as set forth on Schedule 3, the Company and Seller represent and warrant to the Purchaser as follows:

         4.01 ORGANIZATION AND STANDING; POWER AND AUTHORITY.

The Company and the Seller are corporations duly incorporated, validly existing and in good standing under the laws of their jurisdictions of incorporation. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other jurisdictions in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary. The Company has all requisite corporate power and authority to own its properties and carry on its business as now conducted. The Company is not in default with respect to any order of any court, governmental authority or arbitration board or tribunal to which the Company is a party or is subject, and the Company is not in violation of any laws, ordinances, governmental rules or regulations to which it is subject. The Company has obtained or can obtain without unreasonable expense in a reasonable period of time all licenses, permits and other authorizations and has taken all actions required by applicable laws or governmental regulations in connection with its business as now conducted, except that no representation or warranty is made regarding the ability of the Company to obtain necessary security clearances.

         4.02 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS. The execution and delivery of this Agreement and all agreements and documents contemplated hereby by the Company and the Seller, and the consummation by them of the transactions contemplated hereby, have been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby when executed and delivered pursuant hereto for value received will constitute, the valid and legally binding obligations of the Company and/or the Seller enforceable in accordance with their terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. The consummation of the transactions contemplated hereby does not require the consent of any third party not obtained, will not result in the breach of any term or provision of, or constitute a default under, any order, judgment, injunction, decree, indenture, mortgage, lease, lien, other agreement or instrument to which Seller and/or the Company are a party or by which it is bound, and will not violate or conflict with any provision of the by-laws or certificate of incorporation of the Company or the Seller.


         4.03 LITIGATION. There is no claim, action, suit, arbitration or other legal or administrative proceeding, nor any order, decree or judgment pending or in effect, or to the best knowledge of the Company or Seller in progress or threatened, against or relating to the Company, Seller, its officers, directors or employees, the Shares: Business or Assets (as hereinafter defined) or the transactions contemplated by this Agreement which could have a materially adverse effect on the Shares, Business or Assets, liabilities, prospects or financial condition of the Company.

         4.04 COMPLIANCE WITH LAWS. To the best knowledge of Seller and the Company, the Business is presently in compliance in all material respects with requirements of all governmental bodies or agencies having jurisdiction over the conduct of the Business.

         4.05 NO BREACH OR DEFAULT. The Company is not in default under any contract to which it is a party or by which it is bound, nor has any event occurred which, after the giving of notice or the passage of time or both, would constitute a default under any such contract. The Company has no reason to believe that the parties to such contracts will not fulfill their obligations under such contracts in all material respects or are threatened with insolvency.

         4.06 LABOR CONTROVERSIES. The Company or Seller are not a party to any collective bargaining agreement. There are not any controversies between the Company and any of its employees which might reasonably be expected to materially adversely affect the conduct of the Business, or any unresolved labor union grievances or unfair labor practice or labor arbitration proceedings pending or threatened relating to the Business, and there are not any organizational efforts presently being made or threatened involving any of the Company's employees. The Company or Seller have not received notice of any claim that the Company or Seller have not complied with any laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunity, employment discrimination and employment safety, or that the Company or Seller is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

         4.07 TITLE TO AND CONDITION OF ASSETS. The Company is the sole and exclusive legal and equitable owner of and has good and marketable title to the assets, inventory, contracts, leases and intellectual property as set forth in
Schedule 2 ("Assets"), free and clear of any and all mortgages, pledges, liens, claims, security interests, agreements, restrictions, defects in title, leases, licenses to use, estates, easements, encumbrances, charges or rights of others of any kind (collectively, "Encumbrances").


         4.08 CONDITION OF PERSONAL PROPERTY. All tangible personal property, equipment, fixtures and inventories included within the Assets or required to be used in the ordinary course of the Company's Business are in good, merchantable or in reasonably repairable condition and are suitable for the purposes for which they are being used. No value in excess of applicable reserves has been given to any inventory with respect to obsolete or discontinued products.

         4.09 REAL ESTATE. Schedule 2 contains a list of all real property owned by Seller or the Company or in which Seller or the Company has a leasehold or other interest and of any lien, charge or Encumbrance thereupon. Such
Schedule 2 also contains a substantially accurate description identifying all such real property and the significant rental terms (including rents, termination dates and renewal conditions). To the Seller's and Company's knowledge, the improvements upon such properties and use thereof by Seller and the Company conforms to all applicable lease restrictions, zoning and other local ordinances.

         4.10 LIST OF CONTRACTS AND OTHER DATA. Schedule 2 sets forth the following:

              (a) (i) all patents and registrations for trademarks, trade names, service marks and copyrights which are unexpired as of the date of this Agreement and which are used in connection with the operation of the Business, as well as all applications pending on said date for patents or for trademark, trade name, service mark or copyright registrations, and all other proprietary rights, owned or held by the Company, or owned or held by any of the Company's stockholders, directors, officers, employees or affiliates and reasonably necessary to, or primarily used in connection with, the Business, and (ii) all licenses granted by or to the Company or any of the Company's stockholders, directors, officers, employees or affiliates and all other agreements to which the Company or any of the Company's stockholders, directors, officers, employees or affiliates is a party which related in whole or in part, to any items of the categories mentioned in (i) above or to other proprietary rights of any of the Company's stockholders, directors, officers, employees or affiliates or of Seller which are reasonably necessary to, or used by the Company primarily in connection with, the Business whether owned by the Company or any of the Company's stockholders, directors, officers, employees or affiliates or otherwise;

              (b) all employment and consulting agreements, executive compensation plans, bonus plans, profit-sharing plans, deferred compensation agreements, employee pension or retirement plans, employee stock purchase and stock option plans, group life insurance, hospitalization insurance or other plans or arrangements providing for benefits to employees of the Company;

              (c) all contracts, understandings and commitments (including, without limitation, mortgages, indentures and loan agreements) to which the Company is a party, or of which it is an assignee or to which it or any of its Assets or properties are subject and which are not specifically referred to elsewhere in Section 4;

              (d) the names and current annual compensation rates of all employees of the Company, which is set forth on Schedule 2; and

              (e) all customer backlog which in represented by firm purchase orders, identifying the customers, products and purchase prices.

         True and complete copies of all documents and complete descriptions of all oral understandings, if any, referred to this Section 4.10 have been provided or made available to Purchaser and its counsel.

         4.11 BUSINESS PROPERTY RIGHTS. The property referred to in Section
4.10 above, together with (i) all computer software, (ii) all designs, methods, inventions and know-how related thereto, and (iii) all trademarks, trade names, service marks and copyrights claimed or used by the Company, which have not been registered (collectively "Business Property Rights"), constitute all such proprietary rights owned or held by the Company or any of the Company's stockholders, directors, officers, employees or affiliates and which, in the case of such stockholders, directors, officers, employees or affiliates, are reasonably necessary to, or used by same primarily in, the conduct of the Business. The computer software and all related designs, methods, inventions and know-how constitute trade secrets of the Company or such stockholders, officers, directors, employees or affiliates within the meaning of all applicable laws, and the Company has taken all necessary steps required by law to protect these trade secrets as such. The Company or any such stockholders, directors, officers, employees or affiliate, as the case may be, owns or has valid rights to use all such Business Property Rights without conflict with the rights of others. No person or corporation has made or threatened to make any claims that the operation of the business of the Company is in violation of or infringes any proprietary or trade rights of any third party. To the best of the knowledge of the Company or such stockholders, directors, officers, employees or affiliates, no third party is in violation of or is infringing upon any Business Property Rights.

         4.12 CONTRACTS; LEASES. The contracts, agreements and commitments set forth and described in Schedule 2 hereof ("Contracts") are all of the contracts, agreements and commitments (both written and verbal) relating to the Company. The Company has not entered into any agreement or understanding, whether written or oral, which waives any of its rights under any such Contracts. The Company has furnished to Purchaser copies of all such Contracts (and all amendments and modifications thereto). The unperformed obligations ascertainable from the terms on the face of such Contracts (and such amendments or modifications thereto) are the only existing unperformed obligations thereunder. Each
Contract is in full force and effect, and constitutes a valid and binding obligation of, and is legally enforceable in accordance with its terms against, the Company. The Company has complied with all of the material provisions of such Contracts and is not in material default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute such a default.

         4.13 FINANCIAL STATEMENTS. Seller have furnished to Purchaser unaudited Balance Sheets of the Company as of December 31, 1995 and unaudited Balance Sheets as of February 29, 1996 (the "Balance Sheets"), and unaudited statement of operations of the Company for the twelve months ended December 31, 1995 and, unaudited statements of operations for the two months ended February 29, 1996, copies of which are attached hereto as Schedule 4 (collectively "Financial Statements"). The Financial Statements fully and fairly set forth the financial condition of the Company as of the dates indicated, and the results of its operations for the period indicated, in accordance with generally accepted accounting principles consistently applied; except for the lack of notes and as otherwise stated therein.

         4.14 UNDISCLOSED LIABILITIES. The Company has no liabilities or obligations whatsoever, either accrued, absolute, contingent or otherwise, which are not reflected or provided for in the Financial Statements except (i) those arising, after the date of the Financial Statement which are in the ordinary course of business, in each case in normal amounts and none of which is materially adverse, and (ii) as and to the extent specifically described in
Schedule 3 hereto.

         4.15 CONSENTS. Neither the Company nor Seller are subject, to any law, ordinance, regulation, rule, order, judgment, injunction, decree, charter or by-law, or contract, commitment, lease, agreement, instrument or other restriction of any kind, that would prevent the consummation of this Agreement or any of the transactions contemplated hereby if the consent of any third party is not obtained, that would require the consent of any third party to the consummation of this Agreement or any of the transactions contemplated hereby, or that would result in any penalty, forfeiture or termination as a result of such consummation.

         4.16 ABSENCE OF VIOLATION. Neither the execution, delivery nor performance of this Agreement nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or the passage of time, or both, conflict with, constitute a violation or default under, or result in a right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of the Company's certificate of incorporation or any mortgage, deed of trust, lease, permit, license, agreement, understanding, law, rule or regulation or any order, judgment or decree to which the Company is a party or by which it may be bound or affected.

         4.17 TAXES. All taxes, including, without limitation, income, property, sales, use, franchise, added value, employees' income withholding and social security taxes, imposed by all federal or by any state, municipality, subdivision or instrumentality thereof, or by any other taxing authority, which are due or payable by the Company, and all interest and penalties thereon, whether disputed or not, have been paid in full; all tax returns required to be filed in connection therewith have been accurately prepared and duly and timely filed; and all deposits required by law to be made by the Company with respect to employees' withholding taxes have been duly made. The Company has not been delinquent in the payment of any tax, assessment or governmental charge or deposit and has no tax deficiency or claim outstanding, proposed or assessed against it, and to the best of its knowledge there is no basis for any such deficiency or claim, and all deficiencies, if any, have been accrued or paid.

         4.18 ABSENCE OF CERTAIN CHANGES OR EVENTS SINCE THE DATE OF THE BALANCE SHEETS. Since the date of the Balance Sheets, the Company has not:

              (a) incurred any obligation or liability (fixed or contingent), except normal trade or business obligations incurred in the ordinary course of business and consistent with past practice, none of which is materially adverse and not disclosed to the Purchaser, and except in connection with this Agreement and the transactions contemplated hereby;

              (b) discharged or satisfied any lien, security interest or Encumbrance or paid any obligation or liability (fixed or contingent), other than in the ordinary course of business and consistent with past practice;

              (c) mortgaged, pledged or subjected to any lien, security interest or other encumbrance any of its assets or properties (other than mechanics, materialman's and similar statutory liens arising in the ordinary course of business and purchase money security interests arising as a matter of law between the date of delivery and payment);

              (d) transferred, leased or otherwise disposed of any of its assets or properties except for a fair consideration in the ordinary course of business and consistent with past practice or, except in the ordinary course of business and consistent with past practice, acquired any assets or properties;

              (e) canceled or compromised any debt or claim, except in the ordinary course of business and consistent with past practice;

              (f)  waived or released any rights of material value;

              (g) transferred or granted any rights under any concessions, leases, licenses, agreements, patents, inventions, trademarks, trade names, service marks or copyrights or with respect to any know-how;

              (h) made or granted any wage or salary increase applicable to any group or classification of employees generally, entered into any employment contract with, or made any loan to, or entered into any material transaction of any other nature with, any officer or employee of Seller;

              (i)  entered into any transaction, contract or commitment, except
(i) contracts listed on Schedule 2 and (ii) this Agreement and the transactions contemplated hereby; or

              (j) suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance) which affects in any material respect its ability to conduct business.

         Between the date of this Agreement and the Closing hereunder, Seller will not, without the prior written consent of Purchaser, do any of the things listed in this Section 4.18.


    5.   REPRESENTATIONS AND WARRANTIES OF PURCHASER.

    Purchaser represents and warrants to Seller as follows:

         5.01 ORGANIZATION AND STANDING. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Wyoming. Purchaser has all requisite power, authority and legal right to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

         5.02 CAPITALIZATION. The authorized equity securities of the Purchaser consist of an unlimited number of shares of Preferred Stock, no par value, of which no shares are outstanding and Common Stock, no par value, of which 4,224,784 shares are issued and outstanding as of February 29, 1996. As of February 29, 1996, the Company has outstanding options to acquire 465,000 shares of Common Stock at prices of $4.05 to $11.00 per share expiring from May 31, 1995 to October 16, 2000. As of February 29, 1996, the Company has outstanding warrants to acquire 962,415 shares of Common Stock at prices of $3.67 to $27.50 per share expiring from May 31, 1996 to November 30, 2000. As of February 29, 1996, the Company has outstanding $25,000 in principal amount of 10% Convertible Debentures due September 22, 1997 that is convertible at the "Market Price" as defined therein. As of February 29, 1996, the Company has outstanding $2,750,000 in principal amount of 10% Convertible Debentures due December 4, 1997 that is convertible at the "Market Price" as defined therein. Prior to the Closing Date, the Purchaser intends to issue up to $4 million on terms similar to those of the 10% Convertible Debentures.

         5.03 AUTHORIZATION. The execution, delivery and performance of this Agreement and the Purchase Price and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Purchaser (none of which actions has been modified or rescinded and all of which actions are in full force and effect). This Agreement constitutes a valid and binding agreement and obligation of Purchaser, enforceable in accordance with its terms.

         5.04 CONSENTS. Purchaser is not subject to any law, ordinance, regulation, rule, order, judgment, injunction, decree, charter or by-law, or contract, commitment, lease, agreement, instrument or other restriction of any kind, that would prevent the consummation of this Agreement or any of the transactions contemplated hereby if the consent of any third party is not obtained, that would require the consent of any third party to the consummation of this Agreement or any of the transactions contemplated hereby, or that would result in any penalty, forfeiture or termination as a result of such consummation.

         5.05 COMPANY'S SEC REPORTS. Since January 1, 1994, the Purchaser has filed with the U.S. Securities and Exchange Commission all reports and proxy statements which it has been required to file pursuant to Section 13 or 14 of the Exchange Act ("SEC Reports"). All the Purchaser's SEC Reports complied as to form and substance, at the time of their filing, in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and none of the Purchaser's, SEC Reports, including any information incorporated by reference therein, contained, at the time of filing, any untrue statement of material fact or omitted to state any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There have been no material adverse changes since the filing of the most recent SEC Report, which would be required to be disclosed in a SEC Report if it were filed on the date hereof.

         5.06 EXCHANGE LISTING. The Common Stock of Purchaser is listed and traded on the American Stock Exchange, and as of the Closing Date the Purchaser is in material compliance with the continued listing requirements of such exchange.

    6.   OTHER COVENANTS AND AGREEMENTS.

         6.01 GUARANTY OF RECEIVABLES. At the Closing, Seller shall execute and deliver to Purchaser a Guaranty as set forth on Exhibit D (the "Guaranty"), under the terms of which Seller shall unconditionally guarantee that all indebtedness represented by the Accounts Receivable of the Company as of the Closing Date will be paid by the respective debtors to the Company. In the event such net indebtedness is not paid on or before 120 days after the Closing Date, Seller shall within ten days following receipt from Purchaser of notice to such effect make payment to Purchaser of an amount equal to the difference between such net indebtedness and the amount paid for such accounts and notes receivable, whereupon Purchaser shall promptly assign or cause to be assigned to Seller all rights, claims, actions or causes of action which Purchaser may have relating to such unpaid receivables. The Purchaser shall provide reasonable assistance to Seller in the collection of such receivables and shall not settle any such receivable without the prior consent of Seller, which consent shall not be unreasonably withheld. Any amount payable to Seller to Purchaser will be in the form of first, an offset against the Promissory Note of Purchaser in the form of Exhibit B hereto and second, cash up to the amount of cash paid by Purchaser to Seller pursuant to Section 3.02(b) herein.

         6 .02 INDEMNIFICATION BY SELLER. Upon the terms and subject to the conditions set forth in Section 6.04 hereof and this Section 6.02, Seller agrees to indemnify and hold Purchaser harmless against, and will reimburse Purchaser on demand for, any payment, loss, cost or expense (including reasonable attorney's fees and reasonable costs of investigation incurred in defending against such payment, loss, cost or expense or claim therefor) made or incurred by or asserted against the Company and the Purchaser at any time after the Closing Date in respect of:

              (a) any and all liabilities or obligations of the Company, of any nature (whether accrued, absolute, contingent or otherwise and whether a contractual, tax or other type of liability, obligation or claim) not assumed by Purchaser pursuant to this agreement;

              (b) any and all damage or deficiency resulting from any omission, misrepresentation, breach of warranty, or nonfulfillment of any term, provision, covenant or agreement on the part of Seller contained in this Agreement, or from any misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished to Purchaser pursuant to this Agreement; and

              (c) any and all liabilities, obligations, claims, damage or deficiency arising out of or related to Seller's failure to comply with the bulk transfer provisions in effect in the state or states in which the Assets are located.

         6.03 INDEMNIFICATION BY PURCHASER. Upon the terms and subject to the conditions set forth in Section 6.04 hereof and this Section 6.03, Purchaser and the Company, jointly and severally, agrees to indemnify and hold Seller harmless against, and will reimburse Seller on demand for, any payment, loss, cost or expense (including reasonable attorney's fees and reasonable costs of investigation incurred in defending against such payment, loss, cost or expense or claim therefor) made or incurred by or asserted against Seller at any time after the Closing Date in respect of any omission, misrepresentation, breach of warranty, failure to perform or discharge any of the assumed obligations and liabilities herein, or nonfulfillment of any term, provision, covenant or agreement on the part of Purchaser contained in this Agreement, or from any misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished to Seller pursuant to this Agreement.

         6.04 CONDITIONS OF INDEMNIFICATION. With respect to any actual or potential claim, any written demand, the commencement of any action, or the occurrence of any other event which involves any matter or related series of matters (a "Claim") against which a party hereto is indemnified (the "Indemnified Party") by the other party (the "Indemnifying Party") under Section
6.02 or 6.03 hereof:

              (a) Promptly after the Indemnified Party first receives written documents pertaining to the Claim, or if such Claim does not involve a third party Claim (a "Third Party Claim"), promptly after the Indemnified Party first has actual knowledge of such Claim, the Indemnified Party shall give notice to the Indemnifying Party of such Claim in reasonable detail and stating the amount involved, if know, together with copies of any such written documents.

              (b) The Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to any Claim if (i) the Indemnified Party fails to give the notice with respect thereto in accordance with Section 6.04 hereof, or (ii) the notice with respect thereto is not given on or before the first anniversary of the Closing Date.

              (c) If the Claim involves a Third Party Claim, then the Indemnifying Party shall have the right, at its sole cost, expense and ultimate liability regardless of the outcome, and through counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party), to litigate, defend, settle or otherwise attempt to resolve such Third Party

Claim; provided, however, that if in the Indemnified Party's reasonable judgment a conflict of interest may exist between the Indemnified Party and the Indemnifying Party with respect to such Third Party Claim, then the Indemnified Party shall be entitled to select counsel of its own choosing, reasonably satisfactory to the Indemnifying Party, in which event the Indemnifying Party obligated to pay the reasonable fees and expenses of such counsel. Notwithstanding the preceding sentence, the Indemnified Party may elect, at any time and at the Indemnified Party's sole cost, expense and ultimate liability, regardless of the outcome, and through counsel of its choice, to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim. If the indemnified Party so elects (for reasons other than the Indemnifying Party's failure or refusal to provide a defense to such Third Party Claim), then the Indemnifying Party shall have no obligation to indemnify, the Indemnified Party with respect to such Third Party Claim, but such disposition will be without prejudice to any other right the Indemnified Party may have to indemnification under Section 6.02 or 6.03 hereof, regardless of the outcome of such Third Party Claim. If the Indemnifying Party fails or refuses to provide a defense to any Third Party Claim, then the Indemnified Party shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, through counsel of its choice, on behalf of and for the account and at the risk of the Indemnifying Party, and the Indemnifying Party shall be obligated to pay the reasonable costs, expenses and attorney's fees incurred by the Indemnified Party in connection with such Third Party Claim. In any event, Purchaser and Seller shall fully cooperate with each other and their respective counsel in connection with any such litigation, defense, settlement or other attempted resolution and the Indemnified Party shall not settle or compromise such Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

              (d) Notwithstanding anything to the contrary contained in this Agreement, Purchaser or Seller shall be entitled to indemnification under this
Section 6 only to the extent that the aggregate of all losses, damages, costs or expenses incurred by such party exceed One Hundred Thousand Dollars ($100,000) (the "Basket"). In the event that the aggregate of all losses, damages, costs or expenses incurred by Purchaser or Seller exceed the Basket, then Purchaser or Seller shall be entitled to indemnification for the amount of the Basket in addition to the amount in excess of the Basket.

              (e) Notwithstanding anything to the contrary contained in this Agreement, the obligation and liability of Purchaser and Seller for indemnification or otherwise under this Agreement shall be limited to $2 million. These limitations shall not apply as to a party (but only as to such party) for indemnifiable damages which result from such party's intentional failure to disclose or misrepresent any information or liability for environmental matters.

         6.05 TAXES AND EXPENSES. Seller and Purchaser hereby covenants and agrees to share equally all tax liability on the transfer to Purchaser of the Assets hereunder other than taxes on

`

Seller's income or gain as a result of such transfer. Except as otherwise specifically provided for in this Agreement, Seller shall be responsible for and shall pay all costs, liabilities and other obligations incurred by Seller in connection with the performance of and compliance with all transactions, agreements and conditions contained in this Agreement to be performed or complied with by Seller, including legal and accounting fees.

         Except as otherwise specifically provided for in this Agreement, Purchaser will assume and pay all costs, liabilities and other obligations incurred by Purchaser in connection with the performance of and compliance with all transactions, agreements and conditions contained in this Agreement to be performed or complied with by Purchaser, including legal and accounting fees.

         6.06 NONCOMPETITION.

         Upon the terms and subject to the conditions set forth in this Section 6.06, Seller covenants and agrees that, as a material consideration running to Purchaser for Purchaser's payments hereunder, for a period of five (5) years from and after the Closing Date, Seller will neither permit Seller's name to be used by nor engage in or carry on, directly or indirectly, either for itself or as a member of a partnership or as a stockholder, investor, agent, associate or consultant of any person, partnership or corporation (other than Purchaser or a subsidiary or affiliate of Purchaser), any business in competition with the business as carried on by Seller or any of its subsidiaries or affiliates on the Closing Date, but only for as long as such like business is carried on by (i) Purchaser or any subsidiary or affiliate of Purchaser, or (ii) any person, corporation, partnership, trust or other organization or entity deriving title from Purchaser to the Assets and goodwill of the business being carried on by the Company or any of its subsidiaries or affiliates on the Closing Date, in any county in which Purchaser or any subsidiary or affiliate of Purchaser conducts business, or in any other county in any state of the United States, or in any country or political subdivision of the world. The parties intend that the covenants contained in this Section 6.06 shall be deemed to be a series of separate covenants, one for each county in each state of the United States and for each country and political subdivision of the world and, except for geographic coverage, each such separate covenant shall be identical in terms to the covenant contained in this Section 6.06. Seller further covenants and agrees that for a period of five years from and after the Closing Date, Seller will not recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer to others concerning employment, any person who is, or within the twelve (12) month period immediately prior to the Closing Date was, an employee of the Company, Purchaser or a subsidiary or affiliate of either.

         The term of the covenants contained in Section 6.06 hereof shall be tolled for the period commencing on the date any successful action is filed for injunctive relief or damages arising out of a breach by Seller of Section 6.06 hereof and ending upon final adjudication (including appeals) of such action.

    If, in any judicial proceeding, the court shall refuse to enforce all of the separate covenants contained in Section 6.06 hereof because the time limit is too long, it is expressly understood and agreed between the parties hereto that for purposes of such proceeding such time limitation shall be deemed reduced to the extent necessary to permit enforcement of such covenants. If, in any judicial proceeding, the court shall refuse to enforce all of the separate covenants contained in Section 6.06 hereof because it is more extensive (whether as to geographic area, scope of business or otherwise) than necessary to protect the business and goodwill of Purchaser, it is expressly understood and agreed between the parties hereto that for purposes of such proceeding the geographic area, scope of business or other aspect shall be deemed reduced to the extent necessary to permit enforcement of such covenants.

         Seller acknowledges that a breach of Section 6.06 hereof would cause irreparable damage to Purchaser, and in the event of Seller's actual or threatened breach of the provisions of Section 6.06 hereof, Purchaser shall be entitled to a temporary restraining order and an injunction restraining Seller from breaching such covenants without the necessity of posting bond or proving irreparable harm, such being conclusively admitted by Seller. Nothing shall be construed as prohibiting Purchaser from pursuing any other available remedies for such breach or threatened breach, including the recovery of damages from Seller. Seller acknowledges that the restrictions set forth in this Agreement are reasonable in scope and duration, given the nature of the business of Purchaser.

         6.07 USE OF NAME. The Seller hereby grants to the Company a perpetual, irrevocable, royalty free license and right to use the name "XL Computing Corporation" or derivations and uses thereof, but not the right to use the name "XL" without the word "Computing" immediately after.

         Seller also grants to the Company a perpetual, nonexclusive royalty free license and right to use the XL Vision logo style solely in connection with the name "XL Computing Corporation" or "XL Computing," and not in connection with any other name, provided that the Company shall submit all forms of the use of such logo to XL for its prior review and approval, which shall not be unreasonably withheld or delayed.

         6.08 GRANT OF SECURITY INTEREST. The Company hereby grants, pledges, assigns and conveys to XL as security for the Deferred Purchase Price pursuant to Section 3.02(b) a security interest in and lien upon the accounts receivable of the Business as of March 15, 1995 (the "Collateral"). The Company shall join with XL in executing such financing statements and continuation statements (in form satisfactory to XL) under the Uniform Commercial Code as XL shall from time to time reasonably require. The Company agrees that until the Deferred Purchase Price is satisfied in full, it will keep the Collateral free of encumbrances or security interests except those in favor of XL, and will notify XL prior to any change in the location of its principal place of business. Upon the failure of Cycomm to pay amount of the Deferred Purchase Price within 10 days after written notice thereof, XL may thereupon exercise all the rights of a secured party under the Uniform Commercial Code or under any applicable law or agreement with respect to the Collateral, all of which rights shall, to the full extent permitted by law, be cumulative.


         6.09 RELEASE OF SECURITY INTEREST. The Seller shall use its best effort to cause the Bank of New York Trust Company, as trustee, to terminate and release its security interest in any of the assets.

    7.   THE CLOSING

         7.01 CLOSING; CLOSING DATE. The closing (the "Closing") shall take place on a day and place agreed to by the parties hereto, but not later than 5:00 p.m., (local times on the 31st day of March, 1996, (the "Closing Date").

         7.02 DELIVERY BY SELLER. At or before the Closing, Seller shall deliver to Purchaser (i) the Shares, without liens or encumbrances duly endorsed for transfer and other records, documents and instruments, in form sufficient to transfer and convey to Purchaser title to the Shares, (ii) all books, records, plans, operating reports, studies, files, client information and all other materials in Seller's or the Company's possession or control which are reasonable related to the Company or Assets, (iii) the opinion of Counsel, and
(iv) any additional documents reasonably necessary to close the transactions contemplated herein. Seller may retain copies of books and records as reasonably necessary to Seller and to determine or respond to existing or ongoing obligations of Seller, including Seller's liability for federal, local, foreign or other tax obligations. Seller shall provide a list in writing of such books and records to the Purchaser.

         7.03 DELIVER BY PURCHASER. At Closing, Purchaser shall deliver (i) the Purchase Price to Seller (ii) the Opinion of Counsel, and (iii) and any additional documents reasonably necessary to close the transactions contemplated herein.

    8.   CONDITIONS OF CLOSING.

         8.01 PURCHASER'S CONDITIONS OF CLOSING. The obligation of Purchaser to purchase and pay for the Shares shall be subject to and conditioned upon the satisfaction at the Closing of each of the following conditions:

              (a) all representations and warranties of the Company and Seller contained in this Agreement and the Schedules and Exhibits hereto shall be true and correct at and as of the Closing Date and the Company and Seller shall have performed all agreements and covenants and satisfied all conditions on its part to be performed or satisfied by the Closing Date pursuant to the terms of this Agreement, and the Purchaser shall have received a certificate of an authorized officer of the Company and Seller dated the Closing Date to such effect;

              (b) there shall have been no material adverse change since the date hereof in the financial condition, business or affairs of the Company, and the Company shall not have suffered any material loss (whether or not insured), by reason of physical damage caused by fire, earthquake, accident or other calamity which substantially affects the value of its assets, properties or business;

              (c) except as otherwise mutually agreed to by the Purchaser and Seller, the Company shall have obtained all authorizations, consents, waivers and approvals as may be required in connection with the assignment of those contracts, agreements, licenses, leases, sales orders, purchase orders and other commitments to be assigned to Purchaser pursuant to this Agreement;

              (d) the approval and all consents from third parties and governmental agencies required to consummate the transactions contemplated hereby shall have been obtained;

              (e) no suit, action, investigation, inquiry or other legal or administrative proceeding shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby;

              (f) as of the Closing, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated; and

              (g) the Seller shall have executed and delivered to Purchaser the Opinion of Counsel dated the date hereof, attached hereto as Exhibit F and incorporated by reference herein.

         8.02 SELLER'S CONDITION OF CLOSING. The obligation of Seller to sell, grant, convey, assign, transfer and deliver the Shares shall be Subject to and conditioned upon the satisfaction at the Closing of each of the following conditions:

              (a) all representations and warranties of Purchaser contained in this, Agreement shall be true and correct at and as of the Closing Date and Purchaser shall have performed all agreements and covenants and satisfied all conditions on its part to be performed or satisfied by the Closing Date pursuant to the terms of this Agreement;

              (b)  Purchaser shall have effected payment of the Purchase Price.

              (c) there shall have been no material adverse change since the date hereof in the financial condition, business or affairs of the Purchaser, and the Purchaser shall not have suffered any material loss (whether or not insured) by reason of physical damage caused by fire, earthquake, accident or other calamity which substantially affects the value of its assets, properties or business;

              (d) except as otherwise mutually agreed to by the Purchaser and Seller, the Company shall have obtained all authorizations, consents, waivers and approvals as may be required in connection with the assignment of those contracts, agreements, licenses, leases, sales orders, purchase orders and other commitments to be assigned to Purchaser pursuant to this Agreement;

              (e) the approval and all consents from third parties and governmental agencies required to consummate the transactions contemplated hereby shall have been obtained;

              (f) no suit, action, investigation, inquiry or other legal or administrative proceeding shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby;

              (g) as of the Closing, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated; and

              (h) the Purchaser shall have executed and delivered to Seller the Opinion of Counsel dated the date hereof, attached hereto as Exhibit G and incorporated by reference herein,

    9.   FURTHER DOCUMENTS OR ASSURANCES.

    At any time and from time to time after the Closing, at Purchaser's request and without additional cost or consideration, Seller will execute and deliver to Purchaser such other instruments of sale, transfer, conveyance, assignment and confirmation, and shall take such action as Purchaser may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to the Shares and Assets of the Company except as provided herein, and to confirm Purchaser's title to, all of the Shares and Assets, to put Purchaser in actual possession and operating control thereof and to assist Purchaser in exercising all rights with respect thereto.

    10. REGISTRATION RIGHTS.


         (a) CERTAIN DEFINITIONS. As used in this Section 10 the following shall have the following respective meanings:

         "PURCHASER SHARES" shall mean the shares of Common Stock received by the Seller upon the conversion of Preferred Stock or exercise of Warrants issued by Purchaser pursuant to Section 3 of this Agreement and any other Common Stock that may be issued by Purchaser, or any successor of Purchaser, as a distribution upon or in exchange for such shares or any such other securities.

         "COMMISSION" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

         "HOLDER" shall mean any person who is the owner of record of any of the Purchaser Shares.

         "REGISTRATION STATEMENT" shall mean a registration statement filed or to be filed by Purchaser to register under the Securities Act a sale of any of the Purchaser Shares by or for the account of any Holder. Such term includes any prospectus included in the Registration Statement.

         "SECURITIES ACT" shall mean the Securities Act of 1933 or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         "TRANSFER" shall mean any sale or other disposition of any Purchaser Shares which would constitute a sale thereof under the Securities Act.

         (b) RESTRICTIVE LEGEND. Each certificate representing any Purchaser Shares and, except as otherwise provided in Section 10 hereof, and each certificate issued upon exchange or transfer of any Purchaser Shares (whether or not such exchange or transfer shall constitute a Transfer) shall be stamped or otherwise imprinted with a legend substantially in the following form:

    "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER
ANY SECURITIES LAWS AND MAY ONLY BE SOLD IN COMPLIANCE WITH ANY APPLICABLE SECURITIES LAWS. THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH SHARES SHALL THEN BE IN EFFECT OR UNLESS THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR DISPOSITION OF SUCH SHARES IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS
AMENDED.

         (c) NOTICE OF PROPOSED TRANFSER. Prior to any proposed Transfer of any Purchaser Shares (other than under the circumstances described herein), the Holder thereof shall give written notice to Purchaser of the intention to effect such Transfer. Each such notice shall describe the manner of the proposed Transfer and shall be accompanied by an opinion of counsel satisfactory to Purchaser to the effect that the proposed transfer of the Purchaser Shares may be effected without registration under the Securities Act and under applicable state securities or blue sky laws. Upon confirmation that such opinion is satisfactory to Purchaser, the Holder of such Purchaser Shares shall be entitled to transfer such Purchaser Shares in accordance with the terms of its notice. Each certificate for Purchaser Shares transferred as above provided shall bear the legend set forth above except that such certificate shall not bear such legend if (i) such Transfer is in accordance with provisions of

Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an affiliate of Purchaser) would be entitled to Transfer such securities in a public sale without registration under the Securities Act.

         (d)  REQUIRED REGULATION.

              (1) If Purchaser, on no more than two occasions at anytime after the Closing Date, receives a written request for registration under the Securities Act, then as soon as practical but not later than 180 days after receipt of such request the Purchaser, subject to the limitations set forth in this Section 10, shall file a Registration Statement with the Commission to register the Purchaser Shares contemplated to be sold. Upon receiving any such request, Purchaser shall give written notice to all other Holders that such sales are contemplated. If Purchaser, within 20 days after giving such notice, receives a written request for registration from any such other Holder, then Purchaser, subject to the limitations set forth in this Section 10, shall include in the same Registration Statement the number of additional Purchaser Shares to be sold by or for the account of such other Holder as shall have been specified in its request.

              (2) After filing the Regiatration Statement, the Purchaser shall take all appropriate actions to cause the Registration Statement to become effective as soon as practical. After the Registration Statement becomes effective Purchaser shall take all appropriate actions to maintain the effectiveness of the Registration Statement for such reasonable period, not exceeding Eighteen (18) months, as the Holders participating in such registration may require to complete their contemplated sales in compliance with the Securities Act. So long as the Registration Statement remains in effect, Purchaser shall furnish to the Holders participating in such registration and their underwriters such quantities of each prospectus included in the Registration Statement as they may reasonably request.

              (3) If the Purchaser Shares to be registered are to be sold by the Holders in an underwritten public offering, the Holders in their request for registration shall name the managing underwriter or underwriters that the majority in interest of such Holders propose to engage. Unless otherwise agreed by Purchaser, any managing underwriter proposed by the Holders shall be an investment banking firm of recognized national or regional standing that has experience in managing distributions of equity securities of issuers and that is capable, in the judgment of the Purchaser, of managing a distribution of equity securities. If Purchaser reasonably objects to any managing underwriter proposed by the Holders, a majority in interest of the Holders shall propose a substitute acceptable to Purchaser. If a majority in interest of the Holders selling Purchaser Shares included in a Registration Statement filed pursuant to this Section 10 sell their Purchaser Shares in an underwritten public offering, the right of any other Holder to have Purchaser Shares included in the same. Registration Statement shall be conditioned upon the inclusion of such Holder's Purchaser Shares in the same underwriting. All Holders proposing to sell their Purchaser Shares in such underwriting shall enter into an underwriting agreement in customary form with Purchaser and with the underwriter or underwriters selected in the manner set forth above. Notwithstanding any other provision of this Section 10, it the managing underwriter determines that marketing factor, require a limitation of the number of Purchaser Shares to be included in the underwriting, the allowable number shall be allocated among all Holders desiring to participate in proportion, as nearly as practical, to the number of Purchaser Shares for which each Holder requested registration. No Purchaser Shares excluded from an underwriting by reason of such marketing limitation shall be included in the Registration Statement. If any Holder disapproves of the terms of the underwriting, he may elect to withdraw his Purchaser Shares by giving written notice to Purchaser and the managing underwriter. After receiving any such notice, Purchaser shall withdraw those Purchaser Shares from the Registration Statement. If a withdrawal of Purchaser shares makes it possible, within the marketing limitation set by the managing underwriter, to include in the underwriting a greater number of Purchaser Shares held by other participating Holders, then to the extent practical, without delaying the underwriting, Purchaser shall offer to all Holders who then have Purchaser Shares included in the underwriting an opportunity to include additional Purchaser Shares in the proportion previously described in this Section 10.

              (4) Notwithstanding the other provision, of this Section 10, the Purchaser may postpone the filing of a Registration Statement pursuant to
Section 10 hereof for an additional period of up to 90 days if (i) the postponement will avoid the necessity of preparing audited financial statements as of a date other than the end of a fiscal year or (ii) the Chairman of the Board or Chief Executive Officer of Purchaser determines in good faith that the postponement is necessary to avoid serious jeopardy to Purchaser, any significant business prospect of Purchaser or the security holders of Purchaser considered as a group. Notwithstanding the other provisions of this Section 10, Purchaser shall not be obligated to file any Registration Statement pursuant to this Section 10 hereof:

                   (i) If Purchaser delivers, to each of the Holders who shall have requested registration pursuant to Section 10, an opinion of qualified counsel, selected by Purchaser, that under the circumstances in which such Holders contemplate selling their Purchaser Shares an exemption from registration under the Securities Act, including but not limited to the exemption provided by assuming compliance with the conditions stated in Rule 144 (except paragraph (c) of Rule 144), is available. Each Holder shall cooperate with Purchaser and its counsel in investigating and assessing the availability of any such exemption.

                   (ii) If for any reason Form S-3 (or if Form S-3 is no longer in effect, the most closely analogous form then in effect) cannot be used by Purchaser to file the Registration Statement.

                   (iii) If Purchaser has previous filed two Registration Statements pursuant to this Section 10 during the two (2) year period from the Closing Date provided that each such Registration Statement either became effective or was withdrawn before becoming effective at the request of a majority in interest of the Holders who had included Purchaser Shares in such withdrawn Registration Statement.

                   (iv) During the period commencing with the date of filing of a registration statement under the Securities Act pertaining to an underwritten public offering of securities to be sold by or for the account of Purchaser and ending 180 days after he effective date of such registration statement provided that during such period Purchaser in good faith uses reasonable efforts to cause such registration statement to become effective, and to complete the public offering covered by such registration statement.

                   (v) During the period commencing with the date on which Purchaser, pursuant to Section 10 hereof, shall notify the Holders of its intention to file a Registration Statement pertaining to an underwritten public offering of securities by or for the account of Purchaser or others (provided such date is not more than 30 days following the date of the initial receipt by Purchaser of the request of Holders pursuant to Section 10 hereof) and ending with the earliest of (i) the date of filing of such Registration Statement, (ii) the date of abandonment by Purchaser of such intention to file (notice of which shall be given promptly to the Holders) or (iii) the 180th day after such notification of intention to file.

    Nothing in this Section 10 shall prohibit Purchaser from including in any Registration Statement filed pursuant to Section 10 hereof other outstanding securities of Purchaser to be sold by or for the account of any other security holder if Purchaser determines that it is obligated to do so.

    The Purchaser shall use its reasonable efforts to qualify and maintain its ability to use Form S-3.

         (e)  INCIDENTAL REGISTRATION.

              (1) If Purchaser determines that it will file a Registration Statement, at any time after the Closing Date, for any public offering of securities of the same class as Purchaser Shares, either for its own account or the account of any security holder, Purchaser shall give written notice to each Holder, at least 30 days in advance of filing such Registration Statement, that such filing is expected to be made. Upon the written request of any Holder received by Purchaser at least 15 days in advance of the filing, and subject to the limitations get forth in this Section 10, Purchaser shall include in such Registration Statement Purchaser Shares specified in the Holder's request for the purpose of registering those Purchaser Shares for sale by or for the account of such Holder. Purchaser shall have exclusive control over the filing, amending, withdrawal and other actions regarding such Registration Statement. Purchaser shall have no obligation to give notice to any Holder with respect to the filing of, or to include any Purchaser Shares for any Holder in any registration statement on Form S-4 or Form S-8 or on any other form that does not include substantially the same information or is not in substantially the same format as would be required for a Registration Statement for a sale of Purchaser Shares by a Holder.

              (b) If the securities to be sold by Purchaser pursuant to a Registration Statement described in Section 10 hereof, or if none are to be sold by Purchaser then if the majority of the securities to be sold by others pursuant to any such Registration Statement, are to be sold in any underwritten public offering, the right of any Holder to have Purchaser Shares included in the same Registration Statement shall be conditioned upon the inclusion of such Holder's Purchaser Shares in the same underwriting. Purchaser, all Holders and all other security holders proposing to sell securities in such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected by Purchaser. Notwitstanding any other provisions of this Section 10, if the managing underwriter determines that marketing factors require a limitation of the number of securities to be included in the underwriting, the managing underwriter and Purchaser may limit the number of Purchaser Shares to be included in the underwriting for all Holders, in the aggregate, to any number which, together with any other securities of the same class that Purchaser may be contractually obligated to register for others, shall not be less than Fifty percent (50%) of the total number included in the underwriting. Purchaser shall advise all Holders who shall have requested inclusion of their Purchaser Shares in the same underwriting of the aggregate number of Purchaser Shares that may be included for all Holders. Such aggregate number shall be allocated along all such Holders in proportion, as nearly as practical, to the number of Purchaser Shares for which each Holder requested registration. No Purchaser Shares excluded from an underwriting by reason of such marketing limitation shall be included in the Registration Statement. If any Holder disapproves of the term of the underwriting, he may elect to withdraw his Purchaser Shares by giving written notice to Purchaser and the managing underwriter. After receiving any such notice, Purchaser shall withdraw those Purchaser Shares from the Registration Statement. If a withdrawal of Purchaser Shares or of other securities (except a complete withdrawal of all securities that were to be sold by Purchaser, in which case Purchaser may withdraw the Registration Statement in its entirety) makes it possible, with the marketing limitation set by the managing underwriter and Purchaser, to include in the underwriting a greater number of Purchaser Shares held by other Holders participating in such underwriting, then to the extent practical, without delaying the underwriting, Purchaser shall offer to all Holders who then have Purchaser Shares included in the underwriting an opportunity to include additional Purchaaer Shares in the proportion previously described in this Section 10.

         (f) STATE SECURITIES OR BLUE SKY LAWS. In connection with the registration under the Securities Act of any sale of Purchaser Shares by or for the account of any Holder pursuant to Section 10 hereof, Purchaser shall file on a timely basis appropriate applications or other instruments to register,

                                         -25

qualify or obtain exemptions, for the sale under such state securities or blue sky laws as the managing underwriter shall reasonably specify or, if the sale is not to be an underwritten public offering, such state securities or blue sky laws as the Holder may reasonably request. Purchaser, however shall have no obligation to file any applications or other instruments in any jurisdiction in which either (i) no such filing is required with respect to the proposed sale of Purchaser Shares by or for the account of the Holder, in the opinion of qualified counsel selected by Purchaser, or (ii) Purchaser would be required to execute a general consent to service of process, to register as a broker or dealer or to cause any officer or employee of Purchaser to register as a dealer, broker, or salesman or in any similar capacity. Purchaser shall, in good faith, attempt to obtain and maintain for a reasonable period, up to eighteen months, an effective registration, qualification or exemption under the applications or other instruments filed by Purchaser pursuant to this Section 10.

    (g) REGISTRATION EXPENSES. All expenses incurred in connection with the first two such Registration Statements filed or prepared for filing pursuant to
Section 10 hereof and in connection with all related state securities or blue sky applications or other instruments, including without limitation all registration, filing and qualification fees, printing expenses, fees and disbursements of counsel for Purchaser and fees and expenses of accountants incidental to such Registration Statements, shall be borne by Purchaser. All expenses incurred in connection with any subsequent such Registration Statement filed or prepared for filing pursuant to Section 10 hereof and in connection with all related state securities or blue sky applications or other instruments, including without limitation all registration, filing and qualification fees, printing expenses, fees and disbursements of counsel for Purchaser and fees and expenses of accountants incidental to such Registration Statement, shall be borne by the Holders whose Purchaser Shares are included in such Registration Statement when it becomes effective, or if such Registration Statement does not become effective then by all Holders who originally requested the filing of such Registration Statement, in the proportion that the number of Purchaser Shares included for each such Holder bears to the total number of Purchaser Shares and other securities of the same claas, if any, that are included in such Registration Statement. All expenses incurred in connection with any Registration Statement filed or prepared for filing pursuant to Section 10 hereof and in connection with all related state securities or blue sky applications or other instruments that would not have been incurred if Purchaser Shares of one or more Holders had not been included in the Registration Statement, as reasonably determined by Purchaser, shall be borne by each Holder whose Purchaser Shares are included in the Registration Statement when it becomes effective in the proportion that the number of Purchaser Shares included for such Holder bears to the total number of Purchaser Shares included for all Holders. Notwithstanding any other provision of this Section 10, each Holder shall bear the entire amount of any discount or commission allowed or paid to any underwriter in connection with any sale of Purchaser Shares by or for the account of such Holder.

                                         -26

    (h) INDEMNIFICATIONS. In connection with any Registration Statement filed pursuant to this Section 10, Purchaser shall indemnify and hold harmless each Holder whose Purchaser Shares are included in the Registration statement, each underwriter who may purchase from or sell any Purchaser shares for any such Holder and each officer, director and person who controls any such Holder or any such, underwriter, within the meaning of the Securities Act, from and against and all losses, claims, damages and liabilities caused by any untrue statements or alleged untrue statement of a material fact contained in the Registration Statement or any related state securities or blue sky applications or other instruments or caused by any omission or alleged omission to state in the Registration Statement or any related state securities or blue sky applications or other instruments any material fact required to be stated or necessary to make the statements which are made not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished to Purchaser by much Holder, underwriter or controlling person expressly for use in the Registration Statement or any related state securities or blue sky applications or other instruments. Each Holder whose Purchaser Shares are included in any Registration Statement filed pursuant to this Section 10 shall indemnify Purchaser, its directors, each officer signing the Registration Statement, each other person (including each other Holder) whose securities are included in the Registration Statement, each underwriter who may purchase from or sell any securities for Purchaser or any other person pursuant to the Registration Statement and each person, if any, who controls Purchaser, any such other person or any such underwriter, within the meaning of the securities Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration statement or any related state securities or blue sky application, or other instruments or caused by any omission or alleged omission to state in the Registration Statement or any related state securities or blue sky application, or other instruments any material fact required to be stated or necessary to make the statements which are made not misleading, insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished by the Holder from whom indemnification is sought expressly for use in the Registration Statement or any related state securities or blue sky application, or other instruments. To the extent the provisions contained in this section 10 are in conflict with any indemnification provisions that are included in any underwriting agreement entered into by Purchaser and one or more Holders with one or more underwriters in connection with any underwritten public offering registered under any Registration Statement filed pursuant to this Section 10, the provisions of the underwriting agreement shall govern. The indemnities provided for in this
Section 10 shall be independent of and in addition to any other indemnity provision of this Agreement.

         (i) MISCELLANEOUS.

              (1) Each Holder whose Purchaser Shares are included in any Registration Statement filed pursuant to this Section 10 shall furnish to Purchaser such information regarding such Holder and the sale proposed by such Holder as may be required for inclusion in the Registration Statement or any related state securities or blue sky, applications or other instruments, as may be necessary to provide supplemental information to the Commission, the National Association of Securities Dealers, Inc. or any administrator of any state securities or blue sky law, or as Purchaser or any underwriter may reasonably request.

              (2) The registration rights granted in this Section 10 are not assignable, in whole or in part, without the prior written consent of Purchaser, except such rights shall transfer with the ownership of Purchaser Shares.

              (3) As a condition to having Purchaser Shares included in any Registration Statement filed pursuant to this Section 10, each Holder may be required to agree, in a manner acceptable to Purchaser, that in selling Purchaser Shares the Holder will comply with all applicable laws and regulations including, but not limited to, Rules 10b-2, 10b-6 and 10b-7 promulgated under the Securities Exchange Act of 1934.

              (4) Seller shall cause all Purchaser Shares registered hereunder to be listed for trading on the American Stock Exchange or such other exchange or trading system on which Seller's Common Stock is then listed or quoted.

         11.01 SURVIVAL OF SELLER'S AND COMPANY'S REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Seller and Company in this Agreement or pursuant hereto shall survive the Closing Date, and shall not be deemed waived by any investigation, audit, appraisal or inspection at any time made by or on behalf of Purchaser.

         11.02 SURVIVAL OF PURCHASER'S REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Purchaser in this Agreement or pursuant hereto shall survive the Closing Date, and shall not be deemed waived by any investigation, audit, appraisal or inspection at any time made by or on behalf of Seller,

    12.  BROKERS; EXPENSES.

         12.01 BROKERS. Seller represents to Purchaser that Seller has not engaged, or incurred any unpaid liability (for any brokerage fees, finders, fees, commissions or otherwise) to, any broker, finder or agent in connection with the transactions contemplated by this Agreement; Purchaser will be responsible for any finder's fee in connection with the transactions contemplated by this Agreement.

         12.02 EXPENSES. Each party hereto shall pay its own expenses incurred in connection with this Agreement and in the preparation for and consummation of the transactions provided for herein.

    13.   MISCELLANEOUS.

         13.01 NOTICES. All notices, demands, requests or other communications which may be or are required to be given or made by any, party to any other party pursuant to this Agreement shall be in writing and shall be hand-delivered or transmitted by telegram, telex or facsimile transmission addressed as follows:

    If to Seller:                      XL VISION, INC.
                                       10305 102nd Terrace
                                       Sebastian, FL 32958
                                       Attn:  Dr. John S. Scott,
                                              President and CEO
                                       Fax:  (407) 589-2049


    If to Purchaser
    or Company:                        1420 Springhill Road
                                       Suite 420
                                       McLean, Virginia 22102
                                       Attn:  Peter Hickey,
                                              President and CEO
                                       Fax:  (703) 903-9526

or such other address as the addressee may indicate by written notice to the other parties.

         13.02 GOVERNING LAW. This Agreement, the rights and obligations of the parties hereto send any claims or disputes relating thereto shall be governed by and construed under the laws of Florida, excluding the choice of law rules thereof.

         13.03 HEADINGS. The captions and headings herein are for convenience and reference only and in no way define or limit the scope or content of this Agreement or in any way affect its provisions.

         13.04 CONSTRUCTION. The singular shall include the Plural; masculine shall include the feminine.

         13.05 SEVERABILITY. If any part of any provision of this Agreement or any other agreement, document or writing given pursuant to or in connection with this Agreement shall be invalid or unenforceable under applicable law, such part shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining parts of such provisions or the remaining provisions of said agreement.

         13.06 ENTIRE AGREEMENT; AMENDMENT; WAIVER. This Agreement, and the Schedules, attached hereto (each of which shall be deemed incorporated herein and made a part hereof) and the documents referred to herein and incorporated by reference, contain the final and entire agreement between the parties hereto with respect to the sale and purchase of the Assets, and are intended to be an integration of all prior negotiations and understandings. Purchaser, Seller and their agents shall not be bound by any terms, conditions, statements, warranties or representations, oral or written, not contained herein or therein. No change or modification of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any of the provisions of this Agreement shall be valid unless the same is in writing and is signed by the party against which it is sought to be enforced.

         13.07 SIGNATURE IN COUNTERPARTS. This Agreement may be executed in separate counterparts, none of which need contain the signatures of all parties, each of which shall be deemed to be an original, and all of which taken together constitute one and the same instrument. It shall not be necessary in making proof of this Agreement to produce or account for more than the number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto.

                            [Signatures on Following Page]

    IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement or caused this Agreement to be duly executed and delivered on its behalf, as of the date and year first above written.


ATTEST                                 SELLER


                                       XL VISION, INC.


/s/ James B. Willmann                     By: /s/ John S. Scott
-----------------------------------       ----------------------------
Name                                      Name:  Dr John S. SCOTT
                                          Title: President and CEO


ATTEST:                                THE COMPANY

                                       XL COMPUTING CORPORATION


                                          By: /s/ John S. Scott
-----------------------------------       ----------------------------
Name:                                     Name:
                                          Title:


ATTEST:                                PURCHASER

                                       CYCOMM INTERNATIONAL INC.


                                          By: /s/Peter Hickey
-----------------------------------       ----------------------------
Name:                                     Name:  Peter HICKEY
                                          Title: President and CEO